UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________

FORM 11-K

_________________________

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE    ACT OF 1934.

For the transition period from __________ to __________

Commission file number 001-12647

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oriental Bank CODA Profit Sharing Plan

c/o Oriental Bank
254 Muñoz Rivera Avenue,

Oriental Center 15th Floor

San Juan, Puerto Rico 00918

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFG BANCORP

254 Muñoz Rivera Avenue,

Oriental Center 15th Floor

San Juan, Puerto Rico 00918

The Oriental Bank CODA Profit Sharing Plan

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014	3

Notes to Financial Statements	4 – 11

Supplemental Schedule:
Schedule I – Schedule H, Line 4i - Schedule of Assets (Held at Year End) as of December 31, 2014	12

Signatures	13

EX-23.1 CONSENT OF KPMG LLP	14

Report of Independent Registered Public Accounting Firm

The 1165(e) Retirement Plan Committee

The Oriental Bank CODA Profit Sharing Plan:

 We have audited the accompanying statements of net assets available for benefits of The Oriental Bank CODA Profit Sharing Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole

/s/ KPMG LLP

July 2, 2015

San Juan, Puerto Rico

Certified Public Accountants

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Cash and investments:
Cash	$-	$4,481
Investments at fair value:
Money market instruments	12,427	5,999
Common stock	4,056,456	4,296,153
Insurance company investment contracts:
Pooled separate accounts	31,249,800	28,449,954
Stable value fund	7,260,285	8,156,603
Total cash and investments	42,578,968	40,913,190
Receivables:
Dividends	24,363	17,839
Notes receivable from participants	32,497	52,009
Total receivables	56,860	69,848
Total assets	$42,635,828	$40,983,038
Liabilities:
Other liabilities	$71,284	$10
Total liabilities	71,284	10
Net assets available for benefits	$42,564,544	$40,983,028

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2014

2014
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,476,128
Dividends	78,555
Interest	106,764
Total investment income	1,661,447
Contributions:
Participants	2,754,667
Employer	609,472
Total contributions	3,364,139
Total additions	5,025,586
Deductions from net assets attributed to:
Benefits paid to participants	(3,371,718)
Administrative fees	(72,352)
Total deductions	(3,444,070)
Net increase	1,581,516
Net assets available for benefits:
Beginning of year	40,983,028
End of year	$42,564,544

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013

(1)           Description of the Plan

The following description of The Oriental Bank CODA Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)           General

The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank (the “Employer”), a wholly owned subsidiary of OFG Bancorp (the “Company”), for the benefit of the Employer’s and its affiliated companies’ employees who are residents of Puerto Rico and are age 21 or older. The Plan is intended to be a qualified plan pursuant to the Puerto Rico Internal Revenue Code of 2011, as amended (the “2011 Code”). It contains a cash or deferred arrangement qualifying under the 2011 Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective January 1, 2013, the Plan changed its legal name to “The Oriental Bank CODA Profit Sharing Plan” from the “The Oriental Bank and Trust CODA Profit Sharing Plan.”

Effective April 1, 2013, the Plan was amended to include a new subsection which states that all employees who were employed by Banco Bilbao Vizcaya Argentaria Puerto Rico (“BBVA Bank”) on December 17, 2012 and who became employees of the Employer on December 18, 2012 as a result of the acquisition of BBVA Bank by the Company that was completed on the same date, shall be credited with all periods of service with BBVA Bank for all appropriate purposes under the Plan and can participate in the Plan.

In October 2013, the net plan assets of the Plan Participación en Beneficios 1081 Banco Bilbao Vizcaya Argentaria Puerto Rico, a defined contribution plan which covered all full time employees of the former BBVA Bank, were transferred to the Plan.

On June 6, 2014, the Plan was amended, effective October 1, 2013, to clarify that the Plan could accept, hold and administer loans to participants that were included in the assets of the Plan Participación en Beneficios 1081 Banco Bilbao Vizcaya Argentaria Puerto Rico.

(b)           Contributions

Each year, participants may contribute up to the maximum deferral amount under the provisions of Code Section 402(g) of the U.S. Code as annually indexed by the U.S. Internal Revenue Service (for 2014 and 2013 the limit was $17,500).  If in addition to a deferral election under the Plan, participants contribute to an individual retirement account in Puerto Rico (“PR-IRA”), pre-tax contributions to both the Plan and a PR-IRA in the aggregate cannot exceed the sum of the annual deferral limit under the 2011 Code ($20,000 for tax year ended December 31, 2014 and 2013). Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers pooled separate accounts, a stable value fund, and shares of common stock of the Company as investment options for participants.  Effective February 25, 2013, the Plan changed its policy to permit participants to direct their matching contributions in the Plan. Previously, all matching contributions were invested in the Company’s common stock. Participants were also provided with the option to make changes to the existing balance of matching contributions previously held in the Company’s common stock. For part of year 2013, the employer matched 80% of the participants’ contributions, up to a maximum of $832 per year as discretionary matching contributions. Effective April 1, 2013, the Employer changed the discretionary matching contribution to a match of 50% of each participant’s contributions up to a maximum contribution for matching purposes of 4% of the participant’s compensation per year.

(c)           Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative fees. Allocations are

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2014 AND 2013

based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)           Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.

(e)           Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or its heirs may elect to receive the value of the vested interest in his or her account in either a lump sum amount, a fixed period that may not exceed the participant’s life expectancy or through a fixed annuity contract. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

(f)            Loans to Participants

The Plan does not allow for loans to participants. In October 2013, the Plan Participación en Beneficios 1081 Banco Bilbao Vizcaya Argentaria Puerto Rico, a defined contribution plan which covered all fulltime employees of the former BBVA Bank, transferred its existing participant loans amounting to approximately $54,000 to the Plan. These loans will be extinguished as they are repaid by participants. Loan terms range from 1-5 years or up to 30 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions. No additional loans will be granted to participants.

(g)           Forfeited Accounts

Employer contributions that are not vested upon termination of employment are forfeited and may be used to pay administrative expenses and then reduce future contributions to the Plan by the Employer. For the year ended December 31, 2014 forfeitures totaling approximately $197,000 were used to offset Employer contributions. For the year ended 2013, no forfeitures were used to offset Employer contributions. At December 31, 2014 the forfeiture account had no balance.

(h)           Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Employer’s contributions.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2014 AND 2013

(2)           Summary of Significant Accounting Policies

Following are the significant accounting policies followed by the Plan:

(a)           Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, for a defined contribution plan attributable to fully benefit‑responsive investment contracts, such as the stable value fund, the contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits since it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts. For the stable value fund, the contract value of each participant account approximates its fair value.

(b)           Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Material estimate that is particularly susceptible to significant change in the near term is mainly the determination of the valuation of securities.

(c)           Risks and Uncertainties

The Plan invests in various financial instruments. Investment securities are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)           Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with accounting Standards Codification Topic 820 “Fair Value Measurement and Disclosures”. See Note 3 and 7 for more disclosure.

The pooled separate accounts with Transamerica Life Insurance Company (“Transamerica”) are stated at fair value as reported to the Plan by Transamerica. The unit value of the pooled separate account is calculated by dividing the total value of the assets of the separate account by the number of units in the separate account. For separate accounts that invest exclusively in mutual funds, the total value of the assets of the separate account is based on the net asset value (NAV), or price per share, of the underlying mutual fund. The mutual fund calculates its NAV by dividing the mutual fund’s net assets by the mutual fund’s outstanding number of shares. Those separate accounts investing in mutual funds or equity securities are measured using quoted prices in active markets for identical assets. Those separate accounts directly investing in fixed maturity securities are measured based on the pricing data provided by outside valuation service providers who in turn generally use the mean of bid and ask prices but may also use alternative observable pricing inputs for certain securities. The Stable Value Fund is valued at contract value, and is based on its beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement which approximates fair value. Shares of common stock are valued at quoted closing market prices. Money market instruments are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date, taking into consideration ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2014 AND 2013

(e)           Payments of Benefits

Benefits are recorded when paid.

(f)            Plan Expenses

Under the Plan’s contract entered into with Transamerica, contract asset charges are assessed each month based on the actual combined balance of all separate accounts and the stable value fund. These charges are presented as administrative fees in the statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses paid and absorbed by the Employer during the year ended December 31, 2014 amounted to $140,176.

(g)           Subsequent events

The Plan has evaluated subsequent events from the statement of net assets available for benefits date through July 2, 2015, the filing of this Annual Report on Form 11-K for the year ended December 31, 2014.

(h)           Recent Accounting Developments

Accounting standards that have been issued by the Financial Accounting Standards Board (“FASB”) or other standards‑setting bodies are not expected to have a material impact on the Plan’s statements of net assets available for benefits, or the related statement of changes in net assets available for benefits.

(3)           Investments

The following presents investments as of December 31, 2014 and 2013 that represent 5% or more of the Plan’s net assets.

December 31,
2014
Participant-directed investments:
OFG Bancorp common stock; 243,631 shares	$4,056,456
Pooled separate accounts:
WMC Core Equity; 499,031 units	5,213,124
Janus Balanced Ret Opt; 110,157 units	4,849,365
Transamerica AA – Moderate; 207,972 units	4,118,180
Columbia Marsico 21st Century; 169,444 units	3,682,749
American Century Government Bond; 176,334 units	3,389,306
Fidelity Advisor Lev Co Stk; 42,260 units	2,543,868
Stable value fund:
Transamerica Stable Value; 381,136 units	7,260,285

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2014 AND 2013

December 31,
2013
Participant-directed investments:
OFG Bancorp common stock; 247,759 shares	$4,296,153
Pooled separate accounts:
WMC Core Equity; 190,632 units	4,949,600
Janus Balanced Ret Opt; 117,956 units	4,810,583
American Century Government Bond; 192,489 units	3,554,688
Columbia Marsico 21st Century; 171,802 units	3,432,667
Fidelity Advisor Lev Co Stk; 43,134 units	2,469,646
Janus Overseas Ret Opt; 39,788 units	2,298,816
Transamerica AA – Moderate; 114,149 units	2,165,989
Stable value fund:
Transamerica Stable Value; 433,970 units	8,156,603

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated)  in value by $1,476,128 as follows:

2014
OFG Bancorp - common stock	$(148,600)
Pooled separate accounts	1,624,728
Total	$1,476,128

Transamerica offers a stable value fund that the participant may elect to transfer all or part of their funds into. The stable value fund is considered to be a fully benefit‑responsive investment contract. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported by Transamerica, is the beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement that approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of Transamerica or otherwise. The contract value of the investment contract at December 31, 2014 and 2013 was $7,260,285 and $8,156,603, respectively. This investment seeks to protect against any loss of principal while providing returns in excess of money market funds and one‑year U.S. Treasury bills. The investment has a portfolio investment rate design in which all deposits are credited with the same interest rate, credited on a daily basis, and with no set maturity. The effective credited interest rate is set monthly and effective on the first day of the month. Contract charges may reduce this return. The Transamerica Stable Value Fund is not a separate account investment choice – it is an investment in Transamerica’s general account. The average yield of the Stable Value Fund based on actual earnings and interest credited to participants was 1.35% and 1.45% for the years ended December 31, 2014 and 2013, respectively.

Certain events limit the ability of the Plan to transact at contract value with Transamerica. Such events include the following: (1) the Plan is changed so as to significantly affect Transamerica’s obligations to the contract, (2) the contract can no longer be treated as a pension plan contract, (3) the Plan is terminated, (4) failure to comply with the contract’s requirements, (5) failure to provide information, (6) the sum of the contract account values at any time equals $20,000 or less, or (7) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator is not aware of any events, which would limit the Plan’s ability to transact at contract value with participants that are probable of occurring.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2014 AND 2013

(4)           Related‑Party Transactions

Certain Plan investments are shares of the Company’s common stock. The Employer is the Plan sponsor and trustee and a wholly owned subsidiary of the Company and, therefore, qualifies as a party‑in‑interest. At December 31, 2014 and 2013, the Plan held an investment of 243,631 and 247,759 shares of the Company’s common stock, respectively. The fair value of the common stock at December 31, 2014 and 2013 was $4,056,456 and $4,296,153, respectively.

The recordkeeper of the Plan is Oriental Pension Consultants, Inc. (“OPC”), formerly known as Caribbean Pension Consultants, Inc., a subsidiary of the Company. Fees charged by OPC for services provided were absorbed by the Employer.

(5)           Income Taxes

The trust established to fund the Plan is intended to be exempt from Puerto Rico and U.S. income taxes, the 2011 Code, and the U.S. Code. As applicable, the Plan is required to operate in conformity with the 2011 Code and the U.S. Code to maintain its qualification. The Plan administrator believes that the Plan is designed and operating in compliance with the applicable requirements of the Puerto Rico Treasury Department (“PR Treasury”) and U.S. Code and remains qualified.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the PR Treasury. As of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.  However, there are currently no audits in progress for any tax periods. The Plan is no longer subject to income tax examinations for the years prior to 2011.

(6)           Fair Value

As discussed in Note 2, the Plan uses the fair value measurement framework under U.S. generally accepted accounting principles.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value:

Level 1 – assets include equity securities that are traded in an active exchange market, as well as certain money market instruments. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2 – observable inputs other than Level 1 prices such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets. Level 2 assets include (i) pooled separate accounts, and (ii) the stable value fund.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets include financial instruments whose value is determined using pricing models, for which the determination of fair value requires significant management judgment or estimation. As of December 31, 2014 and 2013, the Plan did not have such assets.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2014 AND 2013

The following is a description of the valuation methodologies used for instruments measured at fair value:

Pooled Separate Accounts: the fair value of the investment in this category has been estimated using the NAV per share. The NAV of these accounts is based on the market value of its underlying investments. The NAV of these accounts is not a public‑quoted price in an active market (“Level 2”). There are currently no redemption restrictions on these investments.

Stable Value Fund: valued at contract value, and is based on its beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement which approximates fair value (“Level 2”).

Shares of the Company’s common stock: valued at quoted closing market prices (“Level 1”).

Money Market Instruments: stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date (“Level 1”).

The estimated fair value is subjective in nature and involves uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could affect these fair value estimates.  The fair value estimates do not take into consideration the value of future business and the value of assets and liabilities that are not financial instruments.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2014 and 2013:

	December 31, 2014
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Money market instruments	$12,427	$-	$-	$12,427
Common stock	4,056,456	-	-	4,056,456
Pooled separate accounts
Hybrid (a)	-	10,746,841	-	10,746,841
Bond (b)	-	5,210,817	-	5,210,817
International Equity (c)	-	1,759,954	-	1,759,954
Equity - Large Cap (d)	-	12,049,289	-	12,049,289
Equity - Mid Cap (e)	-	735,462	-	735,462
Equity - Small Cap (f)	-	747,437	-	747,437
Stable value fund	-	7,260,285	-	7,260,285
	$4,068,883	$38,510,085	$-	$42,578,968

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2014 AND 2013

	December 31, 2013
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Money market instruments	$5,999	$-	$-	$5,999
Common stock	4,296,153	-	-	4,296,153
Pooled separate accounts
Hybrid (a)	-	8,402,872	-	8,402,872
Bond (b)	-	5,149,487	-	5,149,487
International Equity (c)	-	2,298,816	-	2,298,816
Equity - Large Cap (d)	-	11,335,692	-	11,335,692
Equity - Mid Cap (e)	-	780,822	-	780,822
Equity - Small Cap (f)	-	482,265	-	482,265
Stable value fund	-	8,156,603	-	8,156,603
	$4,302,152	$36,606,557	$-	$40,908,709

(a)   The pooled separate accounts in this category primarily invest in U.S. and non-U.S. stocks, and fixed-income securities which may include bonds, mutual funds, cash equivalents or other money market instruments.

(b)   The pooled separate accounts in this category primarily invest in bonds (at least 80% of total assets), preferred stocks, cash equivalents or other money market instruments.

(c)   The pooled separate accounts in this category primarily invest at least 80% of assets in equity and debt securities of issuers from countries outside of the United States.

(d)   The pooled separate accounts in this category primarily invest in equity securities of medium and large capitalization companies, and may invest in securities of non-U.S. issuers.

(e)   The pooled separate accounts in this category primarily invest in domestic equity securities with growth potential, including foreign equity securities and debt securities.

(f)    The pooled separate accounts in this category primarily invest in common stocks contained in both the Small Cap 1750 Index and the Russell 2000 Value Index.

Investments can be redeemed with no advance notice on any day on which the New York Stock Exchange is open for trading.

There were no transfers into or out of Level 1 and Level 2 fair value measurements during the years ended December 31, 2014 and 2013.

(7)           Excess Contributions Payable to Participants

The Plan is subject to certain non-discrimination rules under ERISA and the 2011 Code. For 2014 the Plan failed certain of the non-discrimination tests under the 2011 Code due to lower contribution percentages by non-highly compensated eligible employees relative to the contribution percentages of highly compensated eligible employees. In order to meet the requirements of the non-discrimination rules, the Plan refunded a portion of the contributions made by highly compensated participants, in accordance with applicable provisions of the 2011 Code. The refund for 2014, paid in March 2015, totaled $71,274. The refunds are included as part of other liabilities in the Statements of Net Assets Available for Benefits.

(8)           Prohibited Transaction – Participants’ Contributions Remittances

In accordance with the U.S. Department of Labor’s Regulation 2510.3102, an employer is required to segregate participants’ contributions from its general assets as soon as practical when amounts are contributed by participants or withheld from their wages for a pension benefit plan such as the Plan. No prohibited transactions occurred during the years ended December 31, 2014 and 2013.

A

SCHEDULE I
THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Participant directed:
*	OFG Bancorp	OFG Bancorp:
		Common Stock; 243,631 shares	**	4,056,456

	Transamerica
		WMC Core Equity; 499,031 units	**	5,213,124
		Janus Balanced Ret Opt; 110,157 units	**	4,849,365
		American Century Government Bond, 176,334 units	**	3,389,306
		Columbia Marsico 21st Century; 169,444 units	**	3,682,749
		Fidelity Advisor Lev Co Stk, 42,260 units	**	2,543,868
		Janus Overseas Ret Opt; 35,475 units	**	1,759,954
		Transamerica AA – Moderate; 207,972 units	**	4,118,180
		Loomis Sayles Inv Grade Bond; 29,687 units	**	1,126,700
		Thornburg Core Growth; 31,646 units	**	735,462
		Transamerica AA – Growth; 41,005 units	**	812,323
		Transamerica AA – Mod Growth; 36,791 units	**	733,381
		Pioneer Discipline Value; 19,789 units	**	609,548
		Transamerica Partners Hg Yd Bd; 9,973 units	**	367,060
		SSgA Russell SC Value Index; 4,727 units	**	360,565
		Loomis Sayles Bond; 4,803 units	**	327,751
		Transamerica AA – Conservative; 12,097 units	**	233,592
		Vanguard Small-Cap Index, 2,085 units	**	386,872
				31,249,800
	Money Market Instruments:
	Money Market	Invesco Short Term Liquid Asset	**	12,427
	Stable Value Fund:
*	Transamerica	Transamerica Stable Value; 381,136 units	**	7,260,285
*	Notes receivable from participants	Notes, with interest rate of 9.5%; maturities
		through 2032	-	32,497
				$42,611,465
_______________
* Party-in-interest as defined by ERISA.
** Not applicable as these are participant directed.

See accompanying report of independent registered public accounting firm.

A

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN (Name of Plan)

Date:	July 2, 2015	/s/ Ganesh Kumar
Ganesh Kumar
Executive Vice President and
Chief Financial Officer

/s/ Juan J. Santiago
Vice President and Trust Officer

A

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of KPMG LLP